

U.S. SE 07001617 MMISSION

AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-65777

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FG Capital LC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

7701 Forsyth Blvd.

St. Louis Missouri 63105-1820

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller (314) 862-8500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this report)

Maddock, Henson & Haberstroh, P.C.

5353 S. Lindbergh Blvd., Suite 200 St. Louis Missouri 63126

CHECK ONE:

- X Certified Public Accountant
- O Public Accountant
- O Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, DAVID B. MUELLER , swear (or affirm) that, the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of FG CAPITAL LC , as of DECEMBER 31, 2006 , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Financial and Operations Principal

Subscribed and sworn
to before me
this 22 day of Feb 2007



Notary Public


NOTARY PUBLIC
NOTARY SEAL
STATE OF MISSOURI

VALERIE E. YOUNG
My Commission Expires
August 29, 2010
St. Charles County
Commission #06545311

This report contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirement pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirement under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.



Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

We have audited the accompanying statement of financial condition of FG Capital LC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maddock, Henson & Haberstroh, P.C.

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants
February 7, 2007

FG Capital LC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 27,884

LIABILITIES AND MEMBER'S EQUITY

Due to parent	$ 12,310
Member's equity	15,574
Total liabilities and member's equity	$ 27,884

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2006

Revenue	$ 17,500
Operating expenses:	
Compensation to parent	12,226
Licenses and permits	695
Professional services	2,995
Other expense	276
	16,192
Net income	$ 1,308

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2006

Member's equity, beginning of year	$ 14,266
Net income	1,308
Member's equity, end of year	$ 15,574

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 1,308
Decrease in accounts receivable	3,594
(Decrease) in accounts payable	(43)
(Decrease) in due to parent	(7,640)
(Decrease) in deferred revenue	(3,500)
Net cash used in operating activities	(6,281)
Cash flows from financing activities:	
Capital contribution by member	-
Net cash provided by financing activities	-
Decrease in cash	(6,281)
Cash, beginning	34,165
Cash, ending	$ 27,884
Supplemental cash flows disclosures:	
Income tax payments	$ 0
Interest payments	$ 0

The accompanying notes are an integral part of these financial statements

FG Capital LC
Notes to Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) was formed in 2002. The Company received its broker-dealer license in 2003 from the Securities and Exchange Commission (SEC). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not effect the sale of municipal or government securities or debt of direct participation programs, nor will it effect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the

NOTE 3. RELATED PARTY TRANSACTIONS (continued)

Administrative Services and Expense Funding Agreement (continued)

Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. The agreement states that the Parent will not apportion or charge back any such expenses to the Company. In consideration of the services provided, the Company agreed to pay Parent 90% of their net earnings.

The compensation expense to Parent for the year ended December 31, 2006 was $12,226. At December 31, 2006 the outstanding balance due to Parent was $12,310.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company has net capital of $15,574, which was $10,574 in excess of its required net capital of $5,000. The Company did not have any indebtedness at December 31, 2006.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2006

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Net capital	
Total member's equity	$ 15,574
Net capital	$ 15,574
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to parent	$ 12,310
Total aggregate indebtedness	$ 12,310
Computation of basic net capital requirement	
Minimum net capital required	$ 821
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 10,574
Excess net capital at 1,500 percent	$ 14,752
Excess net capital at 1,000 percent	$ 14,342
Ratio: Aggregate indebtedness to net capital	0.79 to 1

See accountant's report

Schedule I (Continued)

FG Capital LC
Computation of net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5) as of December 31, 2006:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 15,615
Audit adjustments	41
Net capital per above	$ 15,656
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 12,269
Audit adjustments	41
Aggregate indebtedness per above	$ 12,310

Note 1. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Credit balances	
Total credit items	$ 0
Debit balances	
Total debit items	$ 0
Required deposit	None

Note 1. No material differences exist with Part IIA of the FOCUS report at December 31, 2006.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report



Maddock, Henson & Haberstroh, P.C.

Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

In planning and performing our audit of the financial statements of FG Capital LC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maddock, Henson + Haberstroh, P.C.

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants
February 7, 2007

END